

July 18, 2012

Via E-Mail
John A. Conklin
President and Chief Executive Officer
New Energy Technologies, Inc.
9192 Red Branch Road, Suite 110
Columbia, Maryland 21045

      Re: **New Energy Technologies, Inc.**
                  Registration Statement on Form S-1
                  Filed June 21, 2012
                  File No. 333-182253

Dear Mr. Conklin:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please include interim financial statements for the period ended May 31, 2012. Please similarly update your financial information throughout the filing. See Rule 8-08 of Regulation S-X.

2. Please note that we may have comments on the legal opinion once it is filed. Please understand that we will need adequate time to review it.

3. Please file as an exhibit to your registration statement and post on your corporate website Interactive Data Files pursuant to Rule 405 of Regulation S-T, when the registration statement contains price information and before effectiveness. Refer to Item 601(b)(101) of Regulation S-K.

Calculation of Registration Fee Table

4. Please revise the fee table to include the Series H Stock Purchase Warrants.

5. Please revise footnote 2 to state the provision of Rule 457 of the Securities Act of 1933 that you are relying upon for the basis of the calculation.

Prospectus Cover Page

6. Please note that we may have comments on missing information such as the number of Series H Stock Purchase Warrants, and price per unit. Please confirm that this information will be included in a pre-effective amendment to your registration statement.

Description of Our Securities, page 56

7. Please revise your registration statement to include a description of the units and Series H Stock Purchase Warrants. See Item 202 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, Chambre Malone, Staff Attorney at (202) 551-3262 with any questions.

Sincerely,

/s/ Chambre Malone, for

Pamela Long
Assistant Director

cc: Via E-Mail
        Joseph Sierchio, Esq.